February 14, 2019	Mark C Amorosi
mark.amorosi@klgates.com

VIA EDGAR AND E-MAIL	T +1 202 778 9351
F +1 202 778 9100

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A of 1290 Funds (File Nos. 333-195390; 811-22959)

Dear Ms. Bentzinger:

On behalf of 1290 Funds (the “Trust”), set forth below are comments that you provided orally on February 7, 2019 concerning Post-Effective Amendment No. 41 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to 1290 Convertible Securities Fund, 1290 Diversified Bond Fund, 1290 DoubleLine Dynamic Allocation Fund, 1290 GAMCO Small/Mid Cap Value Fund, 1290 Global Talents Fund, 1290 High Yield Bond Fund, 1290 Low Volatility Global Equity Fund, 1290 Multi-Alternative Strategies Fund and 1290 SmartBeta Equity Fund (each, a “Fund” and collectively, the “Funds”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on December 20, 2018 pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (“1940 Act”), and the regulations thereunder. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments

a.	Comment: To the extent applicable, please apply the comments with respect to one Fund to other Funds in the Prospectus.

Response: To the extent applicable, the Trust will apply the comments with respect to one Fund to other Funds in the Prospectus.

2.	1290 Diversified Bond Fund - Summary Prospectus

a.	Comment: Please consider including the Fund’s prior name on its summary prospectus and on the cover page of the statutory prospectus.

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

Elisabeth Bentzinger

February 14, 2019

Response: The Trust will include the 1290 Diversified Bond Fund’s prior name on its summary prospectus and on the cover page of the statutory prospectus.

b.	Comment: Please disclose that derivatives included in the Fund’s 80% test per Rule 35d-1 under the 1940 Act are valued at market or fair value rather than notional value.

Response: The Trust confirms that it currently values derivatives at mark to market value for purposes of determining compliance with the Fund’s 80% investment policy pursuant to Rule 35d-1. The Trust notes, however, that the SEC has not provided definitive guidance as to how to calculate the asset value of derivatives for purposes of measuring compliance with a fund’s 80% investment policy adopted pursuant to Rule 35d-1. The Trust believes that the use of notional value rather than mark to market value may be an acceptable way to value certain derivatives where a fund’s investment exposure to the underlying asset is equal to the notional value of the derivative. In addition, the Trust does not believe that this disclosure is required by Form N-1A. The Trust respectfully declines to add disclosure stating that derivatives are valued on a mark to market basis rather than notional value for purposes of calculating compliance with the Fund’s 80% investment policy.

c.

Comment: For any Fund that invests in underlying funds and has a Rule 35d-1 investment test, please add disclosure indicating that the Fund will consider the investments of the underlying funds when determining compliance with its own names rule policy.

Response: In the adopting release to Rule 35d-1, the SEC stated that “[i]n appropriate circumstances…an investment company [may] include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” The Trust is not aware of any specific requirement under the federal securities laws or a formal SEC position requiring an investment company to “look through” to the securities held by an underlying fund when determining the investment company’s compliance with Rule 35d-1 under the 1940 Act. However, in response to the comment, the Trust will add the following disclosure to the paragraph titled “80% Policies” under the heading “More information on strategies and risks” in the Prospectus: “As applicable, a Fund takes into consideration the investment policies of Underlying ETFs at the time of investment in determining compliance with its 80% policy.”

d.

Comment: The summary prospectus for the 1290 Diversified Bond Fund includes disclosure about the Fund’s duration. Please clarify that longer duration corresponds to greater sensitivity to interest rates, which typically corresponds to higher portfolio volatility and higher risk.

Response: The Trust will revise the disclosure for the 1290 Diversified Bond Fund to read as follows: “The longer a security’s duration, the more sensitive it will be to changes in interest rates, which may increase the volatility of the security’s value and may lead to losses.” In addition, the Trust will add this sentence to the disclosure about duration that appears in the principal investment strategy for the 1290 DoubleLine Dynamic Allocation Fund.

Elisabeth Bentzinger

February 14, 2019

e.

Comment: The third paragraph in the summary prospectus for the 1290 Diversified Bond Fund under “Principal Investment Strategy” includes a reference to “country risk.” Please explain in a parenthetical or otherwise what “country risk” means.

Response: The Trust will revise the disclosure in the summary prospectus for the 1290 Diversified Bond Fund to read as follows: “The Sub-Adviser also measures various types of risk by monitoring interest rates, inflation, the shape of the yield curve, credit risk, prepayment risk, ~~country risk~~ risks relating to conditions in different countries, and currency valuations.”

f.	Comment: Please disclose the lowest rated fixed income securities in which the Fund may invest and please disclose whether the Fund may invest in debt instruments that are in default.

Response: The Trust will revise the disclosure for the 1290 Diversified Bond Fund under “Principal Investment Strategy” to include the following disclosure: “The below investment grade debt securities in which the Fund invests are generally rated at least CC by S&P or Fitch or at least Ca by Moody’s or, if unrated, determined by the Adviser or the Sub-Adviser to be of comparable quality. The Fund may continue to hold securities that are downgraded below these ratings subsequent to purchase. The Fund does not normally invest in securities that are in default or have defaulted with respect to the payment of interest or repayment of principal, but may do so depending on market or other conditions. The Fund may have exposure to securities rated below CC or Ca, or to securities that are in default or have defaulted, through its investments in certain derivatives described below.”

In addition, the Trust will revise the disclosure for the 1290 Convertible Securities Fund under “Principal Investment Strategy” to include the following disclosure: “The below investment grade securities in which the Fund invests are generally rated at least CC by S&P or Fitch or at least Ca by Moody’s or, if unrated, deemed to be of comparable quality by the Adviser or the Sub-Adviser. The Fund may continue to hold securities that are downgraded below these ratings subsequent to purchase. The Fund does not normally invest in securities that are in default or have defaulted with respect to the payment of interest or repayment of principal, but may do so depending on market or other conditions.”

In addition, the Trust will revise the disclosure for the 1290 High Yield Bond Fund under “Principal Investment Strategy” to include the following disclosure: “The below investment grade securities in which the Fund invests are generally rated at least Ca by Moody’s or at least CC by Fitch or S&P or, if unrated, deemed to be of comparable quality by the Adviser or the Sub-Adviser. The Fund may continue to hold securities that are downgraded below these ratings subsequent to purchase. The Fund does not normally invest in securities that are in default or have defaulted with respect to the payment of interest or repayment of principal, but may do so depending on market or other conditions.”

g.	Comment: If the Fund will write credit default swaps, please disclose that the Fund will segregate the full notional amount of the swap to cover the obligation.

Elisabeth Bentzinger

February 14, 2019

Response: The Trust confirms that, if the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

h.

Comment: The Fund’s summary prospectus mentions certain investment techniques (e.g., dollar rolls, buy-backs and reverse repurchase agreements) for which no corresponding principal risk is disclosed. Please disclose the principal risks associated with these investment techniques.

Response: The Trust will revise the “Principal Risks” section of the 1290 Diversified Bond Fund’s summary prospectus to disclose the principal risks associated with dollar rolls and buy-backs. The Fund does not engage in reverse repurchase agreements as a principal investment strategy and, accordingly, will remove the reference to reverse repurchase agreements from its principal investment strategy (please see the response to comment k below).

i.	Comment: In the “Principal Risks” section of the Fund’s summary prospectus, rather than alphabetizing the risks, please rank the principal risks in order of importance.

Response: The Trust is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order, and listing the principal risks in alphabetical order is common practice. In addition, the Trust believes that investors can locate the risks more easily when they are in alphabetical order. The Trust respectfully declines to make the requested change.

j.

Comment: The Fund’s summary prospectus includes “Derivatives Risk” as a principal risk. Please consider expanding this disclosure or adding other bullet points to address the risks of the specific derivatives in which the Fund may invest.

Response: The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that no changes to the disclosure are needed.

k.

Comment: The Fund’s summary prospectus includes principal risk disclosure for inflation-indexed bonds, inverse floaters and loans, but there is no corresponding disclosure of these investments as part of the Fund’s principal investment strategies. Please disclose the strategies associated with these principal risks.

Response: The 1290 Diversified Bond Fund does not engage in inverse floaters as a principal investment strategy and, accordingly, the Trust will remove the “Inverse Floaters Risk” disclosure from the “Principal Risks” section of the Fund’s summary prospectus. The Trust will revise the Fund’s principal investment strategy as follows: “The Fund may seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts (such as contracts for derivative instruments) or by using other investment techniques (such as buy backs~~, reverse repurchase agreements~~ or dollar rolls). The Fund may invest in privately placed and restricted securities, collateralized loan obligations, inflation-indexed bonds, bank loans, and loan participations and assignments. The Fund may also invest in zero coupon and pay-in-kind securities.”

Elisabeth Bentzinger

February 14, 2019

l.

Comment: The Fund’s summary prospectus includes “Loan Risk,” which includes a reference to prepayment and extension risk. Please consider pulling out prepayment and extension risk as separate risks, as they are applicable to other investments, such as investment grade securities.

Response: The Trust respectfully declines to pull prepayment and extension risk out of “Loan Risk.” Rather, for the 1290 Diversified Bond Fund and for each other Fund that invests in fixed income securities as a principal investment strategy, the Trust will revise the “Principal Risks” section of the summary prospectus to include a separate risk factor for “Prepayment Risk and Extension Risk.”

m.	Comment: In the “Loan Risk” disclosure, please disclose that loans may not be securities and therefore might not have the protections offered by the federal securities laws.

Response: For the 1290 Diversified Bond Fund and for each other Fund that discloses “Loan Risk” in the “Principal Risks” section of its summary prospectus, the Trust will revise the “Loan Risk” disclosure to include the following sentence: “Loans may not be considered “securities,” and purchasers, such as the Fund, therefore may not have the benefit of the anti-fraud protections of the federal securities laws.”

n.	Comment: The Item 9 disclosure in the statutory Prospectus includes a reference to “Bank Loans” but the Item 4 disclosure does not. Please reconcile the disclosure.

Response: The Trust will revise the 1290 Diversified Bond Fund’s Item 4 (“Principal Investment Strategy”) disclosure to include a reference to bank loans, as shown in the response to comment k above.

o.

Comment: The Fund invests in mortgage-related and other asset backed securities. Please disclose supplementally how much the Fund will invest in non-investment grade, privately issued mortgage-backed securities, particularly lower rated tranches. Please also disclose how much the Fund will invest in collateralized debt obligations, collateralized mortgage obligations, and collateralized loan obligations, particularly lower rated tranches.

Response: As stated in the 1290 Diversified Bond Fund’s principal investment strategy, the Fund may invest a maximum of 40% of its total assets in securities rated below investment grade. Regarding the Fund’s investments in collateralized debt obligations, the Fund will not invest in collateralized bond obligations or collateralized mortgage obligations as a principal investment strategy, but it may invest up to 10% of its assets in collateralized loan obligations. Accordingly, the Trust will revise the “Principal Risks” section of the Fund’s summary prospectus to include the risks associated with collateralized loan obligations and will revise the principal investment strategy disclosure to include a reference to investments in collateralized loan obligations, as shown in the response to comment k above.

Elisabeth Bentzinger

February 14, 2019

p.

Comment: The Fund’s principal risks include “Portfolio Turnover Risk.” Please disclose in the section “Principal Investment Strategy” that the Fund engages in active and frequent trading of securities.

Response: The Trust will revise the “Principal Investment Strategy” section of the 1290 Diversified Bond Fund to include the following disclosure: “The Fund may engage in active and frequent trading to achieve its investment objective.”

q.	Comment: The Fund may invest in reverse repurchase agreements. Please include risk disclosure for reverse repurchase agreements as part of the Fund’s principal risks.

Response: The 1290 Diversified Bond Fund does not engage in repurchase agreements or reverse repurchase agreements as a principal investment strategy. Accordingly, the Trust will remove the “Repurchase Agreements Risk” disclosure from the “Principal Risks” section of the Fund’s summary prospectus and will remove the reference to reverse repurchase agreements from the Fund’s principal investment strategy (please see the response to comment k above).

r.

Comment: The Fund’s summary prospectus includes principal risk disclosure for zero coupon and pay-in-kind securities, but there is no corresponding disclosure of these investments as part of the Fund’s principal investment strategies. Please disclose the strategies associated with these principal risks.

Response: The Trust will revise the 1290 Diversified Bond Fund’s “Principal Investment Strategy” disclosure to include a reference to zero coupon and pay-in-kind securities, as shown in the response to comment k above.

3.	Statutory Prospectus

a.	Comment: In the section “80% Policies” on page 55 of the Prospectus, the Fund’s 80% policy differs slightly from the policy as stated in the Summary Prospectus. Please reconcile the disclosure.

Response: The Trust will reconcile the disclosure on page 55 to read as follows: “Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in a diversified portfolio of U.S. and foreign bonds or other debt

Elisabeth Bentzinger

February 14, 2019

securities of varying maturities and other instruments that provide investment exposure to such debt securities, including forwards or derivatives such as options, futures contracts or swap agreements.”

b.

Comment: In the disclosure provided in response to Item 9(b) and Item 9(c) of Form N-1A, please clearly distinguish the risks that are principal from the risks that are not principal with respect to each Fund. Alternatively, please move all non-principal risks to the Statement of Additional Information (“SAI”). See Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014).

Response: The Trust notes that, as required by Item 4 of Form N-1A, the Funds’ principal risks are identified in the summary prospectuses. The “More information on strategies and risks” section of the statutory prospectus affirms that the Funds’ principal risks are identified and discussed in the summary prospectuses. The Trust has revised this section to include a separate sub-section for “Principal Investment Risks,” which provides additional information about the Funds’ principal risks identified in the summary prospectuses, and a separate sub-section for “Additional Information about Risks,” which provides additional information that may be associated with the Funds’ principal risks but that may not be principal to a Fund’s investment strategies.

c.

Comment: In the description of “Portfolio Turnover Risk” on page 75, please explain the tax consequences of increased portfolio turnover to shareholders and how those tax consequences can affect a Fund’s performance.

Response: The Trust will revise the description to read as follows: “Portfolio Turnover Risk: High portfolio turnover (generally, turnover in excess of 100% in any given fiscal year) may result in increased transaction costs to a Fund, which may result in higher fund expenses and lower total return, and may generate a greater amount of capital gain distributions to Fund shareholders than if the Fund had low portfolio turnover.”

4.	SAI

a.

Comment: Regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions,” please clarify that private activity municipal bonds are those that are backed principally by the activities of non-governmental users. See SEC Release 9785 from 1977.

Response: The Trust notes that private activity municipal bonds are described in the SAI in the section titled “Investment Strategies and Risks - Municipal Securities” and that this section currently includes the requested disclosure. Therefore, the Trust respectfully declines to revise the disclosure.

b.

Comment: Regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions,” please modify the disclosure to state that the investments of all of a Fund’s underlying funds will be considered for

Elisabeth Bentzinger

February 14, 2019

purposes of determining compliance with a concentration policy, and not just of those underlying funds that concentrate their investments. In addition, please revise the explanatory note to state that the Funds will consider the investments of the investment companies and other investment vehicles in which they invest when determining compliance with the fundamental restriction on concentration. If appropriate, this statement can be modified by disclosing that a Fund will consider the investments of the underlying funds to the extent the Fund has sufficient information about such investments.

Response: The Trust is not aware of a requirement to “look through” underlying investment companies in which a Portfolio invests for purposes of administering its concentration policy. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

c.

Comment: Appendix B: With respect to the new portfolio managers named in the appendix, please update the information on other accounts managed and portfolio holdings as of the most recent practicable date per Instruction 1 to Item 20(a)-(c) of Form N-1A.

Response: The Trust will update the information as requested.

*        *         *        *        *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C Amorosi

Mark C Amorosi

Enclosure

cc:	William T. MacGregor, Esq.

Kiesha T. Astwood-Smith, Esq.

Victoria Zozulya, Esq.

AXA Equitable Funds Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP